Seven Seas Cruises S. DE R.L.

8300 NW 33rd Street

Suite 100

Miami, Florida 33122

March 1, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Registration Statement on Form S-4 (File No. 333-178244)

Ladies and Gentlemen:

Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), and certain of the Company’s direct and indirect subsidiaries (the “Guarantors” and, together with the Company, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) $225,000,000 aggregate principal amount of the Company’s 9.125% Second-Priority Senior Secured Notes due 2019 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for the Company’s outstanding 9.125% Second-Priority Senior Secured Notes due 2019 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”). The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the staff (the “Staff”) of the Securities and Exchange Commission in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer or has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

Each of the Co-Registrants represents that, to the best of such Co-Registrant’s information and belief, no holder or beneficial owner of the outstanding Existing Notes is an affiliate of such Co-Registrant.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. The Co-Registrants will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following provision:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes, it represents that the Initial Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale, offer to resell or other transfer of such Exchange Notes.

Very truly yours,

Seven Seas Cruises S. DE R.L.

By:	/s/ Jason M. Montague
	Name:	Jason M. Montague
	Title:	Executive Vice President and Chief Financial Officer

Celtic Pacific (UK) Limited
Celtic Pacific (UK) Two Limited
Prestige Cruise Services (Europe) Limited
Supplystill Limited

By:	/s/ T. Robin Lindsay
	Name:	T. Robin Lindsay
	Title:	Director

Mariner, LLC

By:	/s/ Jason M. Montague
	Name:	Jason M. Montague
	Title:	Manager

SSC (France) LLC

By:	Seven Seas Cruises S. DE R.L.,
as its Sole Member

By:	/s/ Jason M. Montague
	Name:	Jason M. Montague
	Title:	Executive Vice President and Chief Financial Officer

cc:	Gregory A. Ezring, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP